STATEMENT OF INVESTMENTS
Dreyfus Growth and Income Fund, Inc.
July 31, 2006 (Unaudited)

Common Stocks--98.6%	Shares	Value ($)
Consumer Discretionary--7.4%		
Harrah's Entertainment	71,800	4,315,898
Hilton Hotels	514,800	12,319,164
Home Depot	145,800	5,060,718
McDonald's	246,800	8,734,252
News, Cl. A	528,200	10,162,568
Target	277,800	12,756,576
		53,349,176
Consumer Staples--11.4%		
Altria Group	289,000	23,111,330
Cadbury Schweppes, ADR	196,300	7,706,738
CVS	494,500	16,180,040
Dean Foods	96,000 a	3,602,880
PepsiCo	221,200	14,019,656
Procter & Gamble	215,300	12,099,860
Walgreen	128,000	5,987,840
		82,708,344
Energy--10.5%		
Chesapeake Energy	213,100 b	7,010,990
ConocoPhillips	94,600	6,493,344
Exxon Mobil	340,000	23,031,600
Grant Prideco	213,900 a	9,734,589
Schlumberger	177,800	11,885,930
Transocean	112,100 a	8,657,483
Weatherford International	192,600 a	9,021,384
		75,835,320
Financial--17.6%		
Affiliated Managers Group	119,300 a,b	10,921,915
Axis Capital Holdings	305,900	9,042,404
Bank of America	495,100	25,512,503
Capital One Financial	155,000	11,989,250
Countrywide Financial	317,000	11,358,110
JPMorgan Chase & Co.	491,500	22,422,230
Merrill Lynch & Co.	210,100	15,299,482
State Street	85,300	5,123,118
Wachovia	302,700	16,233,801
		127,902,813
Health Care--13.7%		
Abbott Laboratories	289,800	13,843,746
Alcon	108,300	11,958,486
Amgen	162,500 a	11,332,750
Caremark Rx	56,800	2,999,040
Fisher Scientific International	97,500 a	7,225,725
Genzyme	127,000 a	8,671,560
Johnson & Johnson	230,700	14,430,285
WellPoint	171,000 a	12,739,500
Wyeth	331,800	16,082,346
		99,283,438
Industrial--9.9%		
3M	131,800	9,278,720
Burlington Northern Santa Fe	163,600	11,273,676
Danaher	245,000	15,974,000

Emerson Electric	181,600	14,331,872
General Electric	647,300	21,160,237
		72,018,505
Information Technology--21.8%		
Adobe Systems	468,800 a	13,365,488
Apple Computer	201,300 a	13,680,348
Autodesk	306,800 a	10,464,948
Broadcom, Cl. A	203,700 a	4,886,763
Cisco Systems	857,200 a	15,301,020
Citrix Systems	165,200 a	5,248,404
Corning	243,200 a	4,637,824
Electronic Arts	172,200 a	8,112,342
EMC/Massachusetts	285,600 a	2,898,840
Google, Cl. A	27,040 a	10,453,664
Hewlett-Packard	420,300	13,411,773
Intel	313,900	5,650,200
Microchip Technology	257,400 b	8,303,724
Microsoft	874,300	21,009,429
Motorola	174,900	3,980,724
Qualcomm	243,300	8,578,758
Yahoo!	306,500 a	8,318,410
		158,302,659
Materials--2.6%		
Air Products & Chemicals	139,300	8,905,449
EI Du Pont de Nemours & Co.	256,100	10,156,926
		19,062,375
Telecommunication Services--2.7%		
AT & T	407,300	12,214,927
Verizon Communications	210,100	7,105,582
		19,320,509
Utilities--1.0%		
Sempra Energy	149,100	**7,195,566**
Total Common Stocks		
(cost $656,237,795)		**714,978,705**

Other Investment--1.4%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $10,405,000)	10,405,000 c	**10,405,000**

Investment of Cash Collateral		
for Securities Loaned--2.7%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $19,709,542)	19,702,542 c	**19,709,542**

Total Investments (cost $686,352,337)	102.7%	745,093,247
Liabilities, Less Cash and Receivables	(2.7%)	(19,575,888)
Net Assets	100.0%	725,517,359

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At July 31, 2006, the total market value of the fund's securities on
loan is $19,231,128 and the total market value of the collateral held by the fund is $19,709,542.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.